Rodman & Renshaw LLC
1270 Avenue of the Americas, 16th Floor
New York, New York 10020

March 28, 2006

VIA TELECOPY (202) 551-3389
Mr. John D. Reynolds
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3651

RE:	Phoenix India Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-128008) (the “Registration Statement”)

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of Phoenix India Acquisition Corp., the undersigned, which is acting as one of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M. on Thursday, March 30, 2006 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

RODMAN & RENSHAW LLC

By:	/s/ Edward Rubin
Edward Rubin
Managing Director